EXHIBIT 4.8
Agreement between Celsion and EC
Page 1


December 3, 2003

Mr. Anthony Deasey
Chief Financial Officer
Celsion Corporation
10220-I Old Columbia Road
Columbia, MD  21046

Dear Tony:

This letter will confirm the following agreement and understanding between Celsion Corporation (Celsion) and Equity Communications LLC, (EC) with respect to the following:

1.) Celsion shall retain EC and EC agrees to be retained by Celsion as its Financial Public Relations Counsel for a period of one (1) year commencing December 5, 2003 and ending on December 4, 2004. A total professional fee of Thirty-Six Thousand ($36,000) Dollars shall be payable for the one (1) year services, which payments shall be due in increments of Three Thousand ($3,000) Dollars per month.

2.) In addition to the compensation described in paragraph one above, Celsion agrees to grant to EC and/or its assigns a non-qualified stock option ("The Option") to purchase hundred thousand (100,000) shares of Celsion common stock, at a strike price to be mutually determined by the parties.

       (2a) The Option shall be fully and immediately vested.

       (2b) The Option shall be exercisable for a period of five years beginning December 5, 2003, and ending December 5, 2008.

       (2c) In the event the shares underlying the Option are not currently registered with the SEC, Celsion agrees to include these shares in its next registration statement at the earliest possible date, and to register the underlying shares at no cost to EC.

       (2d) On or before January 31, 2004, Celsion shall deliver a document to EC that reflects the terms and conditions described above, including a strike price that has been mutually determined by the parties.
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Agreement between Celsion and EC
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3.) Celsion may terminate this agreement upon presentation of written notice to
EC effective December 5, 2004. If this agreement it is notterminated at that time, it shall automatically continue on month to month basis thereafter.

4.) Celsion agrees to reimburse EC for direct costs incurred by it on Celsion's behalf for long distance telephone charges, photocopying, fax transmissions, postage, messenger and courier service, express delivery service and comparable items. Such costs will be itemized in a monthly invoice to Celsion and will not exceed $750 per month in the aggregate without the express approval of a Celsion officer.

       (4a.) The following items would, if required, be rebilled to the Company only as authorized, and include a standard service fee of 17.64%: printing, production, package distribution, mailing list development and maintenance, art work, consultants, photography, and visual presentations. EC will not engage such vendors or undertake to provide such services without the prior written approval of Celsion.

5.) The cost of travel, at coach-class rates, will be reimbursed by Celsion and all travel commitments involving costs to be so reimbursed will be approved by Celsion in advance. Where possible, transportation arrangements involving service for Celsion will be made by a travel agent designated by the Company, and such transportation will be billed directly to Celsion by the agent. In the event Mr. Weingarten or Mr. Chizzik must fly cross-country utilizing red-eye service, they shall be entitled to fly business class, or first class if business class is not available using the least possible airfare, such as frequent flyer upgrades, etc.

6.) EC, in consideration of the remuneration stated above, agrees to provide comprehensive financial public relation services for Celsion, to include introductions to various security dealers, investment advisors, analysts, and other members of the financial community; organization of and participation in meetings with prospective investors and their representatives; press releases where appropriate and subject to the Company's review and approval; responding to shareholder inquiries; editorial assistance in the development of discussion materials, business plans and shareholder letters as may be appropriate; and assistance as may be needed in helping Celsion to clarify and implement its long term financial objectives.
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Agreement between Celsion and EC
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Cooperation by both parties to insure uninterrupted communications is presumed.
Celsion agrees to keep EC continuously informed of its progress; to supply information necessary to produce releases, letters and reports in a timely manner, and to review such documents for accuracy and completeness before their dissemination to the public.

7.) Representations and Procedures:

       (7a.) Each person executing this agreement has the full right, power, and authority to enter into this Agreement on behalf of the party for whom they have executed this Agreement, and the full right, power, and authority to execute any and all necessary instruments in connection with this Agreement, and to fully bind such party to the terms and conditions and obligations of this Agreement.

       (7b.) This agreement, together with any and all exhibits, shall constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior or contemporaneous oral and written agreements and discussions between or among any of them. The parties hereto acknowledge and agree that there are no conditions, covenants, agreements and understandings between or among any of them except as set forth in this Agreement. This Agreement may be amended only by a further writing signed by all parties hereto.

       (7c.) Venue, in the event of litigation, shall be in the State of California, County of Santa Barbara or in the State of Maryland in any federal or state court located in the greater Baltimore area. The losing party agrees to pay all reasonable legal costs of the prevailing party, including attorney's fees up to a maximum of $6,000.

       (7d.) Celsion hereby agrees and consents at its sole cost and expense to indemnify, and hold EC and/or Ira Weingarten and/or Steve Chizzik harmless from liability arising out of any legal or administrative action in which EC and/or Ira Weingarten and/or Steve Chizzik is named and/or which is brought against EC which directly or indirectly arises out of any misstatement or omission of a material fact in any information, verbal representation, or written documentation furnished to EC by Celsion, which is incorporated, relied upon, or is utilized in any manner by EC in drafting press releases and/or other financially and publicly oriented communications.
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Agreement between Celsion and EC
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       (7e.) This Agreement may be executed either as single document or in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. Execution of this Agreement by facsimile signature shall be acceptable, and each party agrees to provide the original executed pages to the other party within 10 days.

       (7f.) Any notice required to be given pursuant to this agreement shall be deemed given and served when such notice is deposited in the United States Mail, first class, certified or registered, and addressed to the principal offices of the parties as they appear on this Agreement, unless a written change of address notification has been sent and received. Notice may also be given by overnight express service or by fax transmission confirmed by delivery of a duplicate copy of such fax notice by overnight express service or by first class mail.

Sincerely yours,

/s/Ira Weingarten

Equity Communications
By Ira Weingarten
President

Accepted by:

By: Anthony P. Deasey                       EXP/CFO Client
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    Signature                               Title

Date: 12/3/2003